June 12, 2012

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz, Branch Chief – Legal

Re:	HeartWare International, Inc.
Registration Statement on Form S-4
Filed April 27, 2012
File No. 333-180988

Dear Ms. Ravitz:

On behalf of our client HeartWare International, Inc. (the “Company” or “HeartWare”), we hereby acknowledge receipt of the comment letter, dated May 24, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) to the Company (File No. 333-180988) regarding the Company’s above referenced registration statement on Form S-4 (the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”) that includes revisions to the Registration Statement in response to the Staff’s comments. Enclosed with this letter are five copies of Amendment No. 1 marked to show changes from the Registration Statement as originally filed.

On behalf of the Company, we submit this letter in response to the Staff’s comments in the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses.

RESPONSES TO STAFF COMMENTS

General

1.	In an appropriate section of the document, please include a separately captioned section detailing the factors that HeartWare intends to consider in determining whether to elect the cash option. If no such factors exist, please prominently disclose this fact and tell us why you believe investors have sufficient information on which to base an investment decision.

We respectfully advise the Staff that a section detailing the factors that the Company may consider in determining whether to elect the cash option has been added to the Registration Statement on pages 2 and 10 of Amendment No. 1.

2.	It does not appear that you currently intend to file a tax opinion. Since the tax consequences described are material and delivery of opinions does not appear to be a non-waivable condition to the merger, please file a tax opinion or advise.

We respectfully advise the Staff that the tax opinions have been included in the Registration Statement as Exhibits 8.1 and 8.2 of Amendment No. 1.

Prospectus Cover Page

3.	Please revise here and the summary to disclose the percentage ownership of HeartWare that former World Heart shareholders are expected to have immediately following the merger.

We respectfully advise the Staff that the disclosure in the Registration Statement on the prospectus cover page of Amendment No. 1 has been revised to address the Staff’s Comment.

Questions and Answers about the Merger, page 1

4.	Refer to the first question and answer on page 2. Please revise to clarify that because the vote is advisory in nature, whether the proposal is approved or disapproved is not dispositive of whether you will pay the covered compensation.

We respectfully advise the Staff that the disclosure in the Registration Statement on page 2 of Amendment No. 1 has been revised to address the Staff’s comment.

5.	Refer to the final carry-over question and answer on page 2 and additional disclosure on page 68 relating to the same warrants. If material, please revise to quantify the amount of cash these holders will receive.

We respectfully advise the Staff that the disclosure in the Registration Statement on pages 3 and 68 of Amendment No. 1 has been revised to address the Staff’s comment.

Interests of World Heart Directors and Executive Officers, page 11

6.	Please also describe the golden parachute arrangements. In addition, explain what percentage of the directors’ and officers’ stock is presently represented by options not “in-the-money.”

We respectfully advise the Staff that the disclosure in the Registration Statement on page 12 of Amendment No. 1 has been revised to address the Staff’s comment.

Termination of the Merger Agreement; License Agreement …., page 13

7.	It is unclear from your disclosure here and on page 87 the extent of the intellectual property covered by the license. For example, we note discussion of “non-core” World Heart intellectual property that occurred on January 9, 2012 on page 51 and on February 22, 2012 on page 53, but your description of the agreement itself does not appear to explain the extent of the intellectual property that is part of that agreement. Please revise your disclosure to explain the nature of the intellectual property that is covered by the agreement. In addition, to allow for greater comparability, provide additional information about the non-core technology that was subject to the offer described on page 51.

We respectfully advise the Staff that the disclosure in the Registration Statement on page 88 of Amendment No. 1 has been revised to address the Staff’s Comment.

In addition, the disclosure in the Registration Statement on page 51 of Amendment No. 1, regarding the technology that was the subject of discussions with Company B, has been revised.

Comparative Market Prices, page 14

8.	Tell us what consideration you gave to providing the numbers based upon a 10-day average of HeartWare’s stock price.

We respectfully advise the Staff that HeartWare’s stock price was provided based on the market value of the securities of the registrant as of the date preceding public announcement of the proposed transaction, consistent with the instruction given in Item 3(g) of Part I (Information Required in the Prospectus) of Form S-4. However, in order to address the Staff’s comment, we respectfully advise the Staff that the disclosure in the Registration Statement on page 14 of Amendment No. 1 has been supplemented to also provide the equivalent value of one share of World Heart common stock based upon a 10-day average of HeartWare’s stock price for the dates indicated.

World Heart will incur substantial expenses related to the merger…, page 16

9.	The extent of the risk that World Heart will not have cash or cash equivalents on hand not less than $4,000,000 is unclear. While we note that you state that World Heart intends to operate its business in a manner to meet this closing condition, it is unclear how the cash or cash equivalents on hand at March 31, 2012 of $5,581,552 and World Heart’s current burn rate would enable World Heart to meet this condition. Please expand your disclosure or advise.

We respectfully advise the Staff that the disclosure in the Registration Statement on page 16 and 17 of Amendment No. 1 has been revised to address the Staff’s Comment.

World Heart does not anticipate that World Heart will have difficulty meeting the cash closing condition described above for the following reasons:

•

Exhibit C to the Merger Agreement, which is attached for the Staff’s reference as Annex I hereto, provides that World Heart’s aggregate amount of Cash (as defined in the Merger Agreement), net of liabilities (including Indebtedness, as defined in the Merger Agreement) will be not less than $4,000,000; provided, that the following liabilities, among others, are excluded from the calculation:

•	the remaining liability under the LaunchPoint Note and any liabilities for payments under the January Warrants (each as defined in the Merger Agreement);

•

all MiFlow VAD related expenses, including, among other things, payments of salaries or other compensation to the retained MiFlow VAD research and development staff, including overhead; any liability or payments to consultants and contractors; any liability or payments for MiFlow VAD materials; and any liability or payments for MiFlow VAD related travel (subject to certain limitations);

•	patent prosecution and maintenance costs;

•	reasonable expenses relating to the Registration Statement;

•	any accrued restructuring expenses related to rent on or after July 1, 2012; and

•	costs and expenses associated with actions contemplated by the Merger Agreement, including the cost of any “tail” director’ and officers’ insurance policy purchased.

•

Cash is defined in the Merger Agreement as “…the difference between (a) the aggregate amount of cash and cash equivalents, including short-term marketable securities, held as of such time in the bank accounts, including money market accounts, certificates of deposit and any marketable investment security accounts, of the Company and its Subsidiaries, minus (b) the aggregate balance of all outstanding checks, money orders or similar instruments outstanding against such accounts,” and includes not only the cash and cash equivalents that were $5,581,552 as of March 31, 2012 as noted by the Staff, but also the investment securities, which were $1,670,113 as of March 31, 2012 and the receivables from the National Institutes of Health (unless the National Institutes of Health notifies World Heart that the receivables will not be paid), which were $1,459,800 as of March 31, 2012.

•

World Heart’s burn rate has steadily decreased due to the substantial restructurings that occurred in July 2011 and again in February 2012 and is currently approximately $300,000 per month, of which approximately $100,000 represents payments and liabilities that are included in the calculation of Cash for purposes of the cash closing condition and the balance are excluded expenses.

•

Exhibit C of the Merger Agreement further provides that the Cash that World Heart must have on hand for purposes of satisfying the cash closing condition will be reduced by $200,000 per month (pro rated daily) for each month between June 30, 2012 and the closing date of the merger. Assuming the merger were to close on August 31, 2012 (for illustrative purposes only), it is anticipated that World Heart will be required to have Cash on hand (subject to the adjustments described above) of $3,600,000.

•

World Heart’s Cash, as defined in the Merger Agreement, was approximately $7.7 million as of May 28, 2012. World Heart’s current projected expenses, other than those described above and otherwise excluded from the calculation of Cash pursuant to Exhibit C of the Merger Agreement, are approximately $3.1 million (for severance, rent, contract settlement and the liability for the October Warrants. Therefore, assuming the merger were to close on August 31, 2012 (for illustrative purposes only), World Heart currently expects to have Cash in excess of the $3,600,000 required cash level as of such date.

Background of the Merger, page 47

10.	We note from your disclosure that on February 14, 2012 HeartWare increased the offered amounts to $8 million for the full acquisition and $3.5 million for the acquisition of the intellectual property assets. Please expand your disclosure to explain how the board considered the $3.5 million offer.

We respectfully advise the Staff that the disclosure in the Registration Statement on page 52 of Amendment No. 1 has been revised to address the Staff’s comment.

11.	In your disclosure on page 54 you describe that on March 15, 2012 a “board member also reported on his continuing discussions with one of the possible reverse merger candidates.” It is unclear what happened to those discussions and whether this was a previously mentioned potential merger candidates. Please revise to address those discussions and provide any relevant information that would aid investors in understanding why those discussions ceased.

We respectfully advise the Staff that the disclosure in the Registration Statement on page 54 of Amendment No. 1 has been revised to address the Staff’s comment.

12.	Please supply additional details about the requirement that certain World Heart holders enter into a voting agreement. In addition, explain how the parties established the material terms of the agreement.

We respectfully advise the Staff that the disclosure in the Registration Statement on page 54 of Amendment No. 1 has been revised to address the Staff’s comment.

World Heart’s Reasons for the Merger, page 55

13.	We note that one director did not attend the meeting where the Board voted. Is this Board member also recommending the merger?

We respectfully advise the Staff that this Board member is in fact recommending the merger. The disclosure in the Registration Statement on page 55 of Amendment No. 1 has been revised to state this.

14.	Refer to the third bullet point. Please explain what steps the board took in its determination that the liquidation value would be less than $.29 and that the available alternative transactions would yield a lower net present value than the present transaction.

We respectfully advise the Staff that the disclosure in the Registration Statement on pages 56 and 57 of Amendment No. 1 has been revised to address the Staff’s comment.

We appreciate your assistance in reviewing this response letter. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-8008 or my colleague Sean Skiffington at (416) 360-2976.

Very truly yours,

/s/ Robert M. Katz
Robert M. Katz

cc:	Lawrence J. Knopf
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.

Sean J. Skiffington
Shearman & Sterling LLP

Jay Mumford
Division of Corporation Finance, Securities and Exchange Commission

Annex I

EXHIBIT C

LIABILITIES, COSTS AND EXPENSES

The aggregate amount of Cash, net of liabilities (including Indebtedness) of the Company and its Subsidiaries calculated in accordance with GAAP, as of the Effective Time will be not less than $4,000,000; provided, that:

(a)	the following liabilities are excluded from the foregoing calculation:

(i)	the remaining liability under the LaunchPoint Note;

(ii)	liabilities for payments under the January Warrants;

(iii)	all MiFlow VAD related expenses, including: (A) any liabilities incurred by the Company or any of its Subsidiaries after the date hereof, (B) any payments, including salaries or other compensation, made by the Company or any of its Subsidiaries to the retained MiFlow VAD research and development staff, (C) any liability or payments to consultants and contractors, (D) any liability or payments for MiFlow VAD materials, (E) any liability or payments for MiFlow VAD related travel, in each case in an amount not exceeding the amount specified in the “MiFlow Cost Analysis” attached hereto as Exhibit D;

(iv)	patent prosecution and maintenance costs of the Company or any of its Subsidiaries; and

(v)	all reasonable Expenses relating to printing, filing and mailing of the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred by the Company or any of its Subsidiaries in connection with the Registration Statement and the Proxy Statement) and if Parent exercises the Parent Cash Election, the fees and expenses incurred by Cooley LLP prior to Parent’s exercise of the Parent Cash Election in the preparation of the Cooley Opinion and the review of the Registration Statement;

(vi)	the cost of any “tail” directors’ and officers’ insurance policy purchased by the Company in accordance with Section 7.06(c);

(vii)	any accrued restructuring expenses related to rent on and after July 1, 2012 under the operating lease for the facility at 4750 Wiley Post Way, Salt Lake City, UT relating to months after the Effective Time;

(viii)	all costs and expenses associated with any Action relating to the transactions contemplated by this Agreement; and

(ix)	any payment with respect to any demands for appraisal.

(b)	the following liabilities are included in the foregoing calculation:

(i)	payments owed to employees of the Company or any of its Subsidiaries resulting from (i) their termination prior to or as of the Closing Date (which, for the avoidance of doubt, shall include all Company employees other than Gil Bearnson, Ryan Stansfield and Robert Eisert) or (ii) the consummation of the Merger, including those payments related to employee severance and employee change of control agreements;

(ii)	the accounts payable of the Company and its Subsidiaries accrued as of the Closing Date;

(iii)	except as set forth in Clause (a)(v) and Clause (a)(viii) above, all expenses payable (whether accrued or not) by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement;

(iv)	any liability incurred by the Company in connection with a final settlement, if any, consented to in writing by Parent (such consent not to be unreasonably withheld), relating to the termination of the Sub-License and Supply Agreement, dated November 28, 2008, between the Company and Vertellus Specialties UK Limited, limited to a maximum amount of $180,000;

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(v)	the aggregate amount of the payments owed by the Surviving Corporation to the holders of the October Warrants, assuming that all holders of October Warrants elect to receive from the Surviving Corporation the amount of cash equal to the Black Scholes Value of their respective October Warrants pursuant to the terms of Section 10(h) of such October Warrants;

(vi)	the $150,000 fee payable to Barclays Capital upon the Closing; and

(vii)	any reimbursement of unamortized tenant improvements under the operating lease for the facility at 4750 Wiley Post Way, Salt Lake City, UT relating to early termination of the operating lease, limited to a maximum of $59,708.39.

provided, further, however, that this Cash amount shall be reduced by $200,000 per month (pro rated daily) for each calendar day beyond June 30, 2012 until the Closing Date. For purposes of the foregoing calculation, Cash will include the aggregate amount of the Company’s receivable from the National Institutes of Health unless, prior to the Effective Time, either the National Institutes of Health or the University of Pittsburgh Medical Center provides written notice to the Company stating that they will not pay the Company’s receivable.

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